Exhibit 99.1

WiLAN to Announce 2016 Second Quarter Financial Results

OTTAWA, Canada – July 14, 2016 – WiLAN (TSX:WIN) (NASD:WILN) will release its financial results for the second quarter ended June 30, 2016, on Thursday, July 28, 2016.

Following the release of its results, WiLAN will host a conference call and audio webcast with Jim Skippen, CEO and Shaun McEwan, CFO at 10:00 AM Eastern Time the same day.

Webcast Information
A live audio webcast will be available at:
http://www.gowebcasting.com/events/wilan/2016/07/28/second-quarter-2016-results/play

Dial-in Information

•	To access the call from Canada and U.S., dial 1.866.393.4306 (Toll Free)
•	To access the call from other locations, dial 1.734.385.2616 (International)

Replay Information
The replay will be available by webcast or telephone until 11:59 PM ET on August 5, 2016.

Webcast replay will be available an hour after the call at: http://www.gowebcasting.com/events/wilan/2016/07/28/second-quarter-2016-results/play

Telephone replay will be available at: 1.855.859.2056 (Toll Free) or 1.404.537.3406 (International)

Conference ID #: 48918876

About WiLAN
WiLAN is one of the most successful patent licensing companies in the world and helps companies unlock the value of intellectual property by managing and licensing their patent portfolios. The Company operates in a variety of markets including automotive, digital television, Internet, medical, semiconductor and wireless communication technologies. Founded in 1992, WiLAN is listed on the TSX and NASDAQ. For more information: www.wilan.com.
Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws.  Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s February 8, 2016 annual information form for the year ended December 31, 2015 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention, and undertakes no obligation, to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

For media and investor inquiries, please contact:

Dave Mason
Investor Relations
LodeRock Advisors Inc.
T: 613.688.1693
E: dave.mason@loderockadvisors.com
www.wilan.com

© copyright Wi-LAN 2016